FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December, 2002


                              Advantest Corporation
                              ---------------------
                 (Translation of Registrant's Name Into English)

                              Shinjuku-NS Building
                              --------------------
                           4-1 Nishi-Shinjuku 2-chome
                           --------------------------
                                   Shinjuku-ku
                                   -----------
                                 Tokyo 163-0880
                                 --------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F  X  Form 40-F
                                        ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes       No X
                                     ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________)

Materials Contained in this Report:


(1) Executive summary of the registrant's Japanese-language Interim Securities Report, which was submitted to the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on December 26, 2002. (All financial information for the current interim period was prepared in accordance with generally accepted accounting principles in the U.S.; however, financial information for the previous fiscal year and interim period were prepared in accordance with generally accepted accounting principles in Japan.)

(2) English-language translation of the registrant's Interim Consolidated Financial Statements for the six-month period ended September 30, 2002, which was filed with the Chief of the Kanto Local Finance Bureau as part of the registrant's Interim Securities Report. (All financial information for the current interim period was prepared in accordance with generally accepted accounting principles in the U.S.; however, financial information for the previous fiscal year and interim period were prepared in accordance with generally accepted accounting principles in Japan.)

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                  Advantest Corporation



                                  By: /s/ Hitoshi Owada
                                      ----------------------------
                                      Name:  Hitoshi Owada
                                      Title: Managing Director and
                                             Senior Vice President,
                                             Administration and Finance Division

Date:  December 27, 2002

                                                                       EXHIBIT I


Japanese Interim Securities Report for the fiscal half-year from April 1, 2002 through September 30, 2002, as submitted to the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on December 26, 2002, consisting of 73 pages (excluding cover and table of contents), which included the following information:


Part I   Company Information

     1.  Corporate Overview
          o    Significant financial indices
          o    Description of business
          o    Information on subsidiaries and affiliates
          o    Employee information

     2.  Business Information
          o    Summary of business results
          o    Production, orders and sales
          o    Management initiatives
          o    Material agreements (none)
          o    Research and development

     3.  Capital Assets
          o    Changes in capital assets (none)
          o    Plans for the acquisition and retirement of capital assets

     4.  Company Data
          o    Share data
               -    Total number of shares, etc.
               -    Stock options, etc.
               -    Total number of outstanding shares, amount of capital, etc.
               -    Significant shareholders
               -    Shares with voting rights
          o    Movements in share price
          o    Changes in directors

     5.  Accounting Information
          o    Audited consolidated interim financial statements and notes
          o    Audited unconsolidated interim financial statements and notes

     6.  Other Filings of the Company

Part II  Information on Guarantors (none)

                                                                      EXHIBIT II

  (All financial information for FY2002 interim was prepared in accordance with U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)



1    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     (1)  Interim Consolidated Financial Statements (FY2001 Interim and FY2001)

(i) Interim Consolidated Balance Sheets                                (In millions of yen)
-------------------------------------------------------------------------------------------
                                            FY2001 interim                FY2001
                                                                   Consolidated balance
                                         (As of September 30,         sheet summary
                                                 2001)            (As of March 31, 2002)
                                       ----------------------------------------------------
                                            Amount      Percentage   Amount      Percentage
-------------------------------------------------------------------------------------------
                (Assets)                                     %                           %
  I Current assets
    1. Cash and deposits                      101,086                 105,932
    2. Trade notes and *3                      57,517                  33,729
       accounts receivable
    3. Inventories                             81,798                  52,887
    4. Deferred tax assets                     12,406                  16,178
    5. Other                                    2,593                   3,098
        Allowance for doubtful                  (215)                   (533)
        accounts
                                       -----------------        ------------------
      Total current assets                    255,187     75.5        211,294       69.3
                                       -----------------        ------------------

  II Noncurrent assets
    (1) Property, plant and       *1*2
        equipment
      1. Buildings and                         21,797                  22,700
         structures
      2. Machinery and                          6,905                   6,734
         delivery equipment
      3. Tools and furniture                    8,440                   8,791
      4. Land                                  18,524                  18,500
      5. Construction in                        2,716                   1,491
         progress
                                       -----------------        ------------------
        Total property, plant                  58,384     17.2         58,218       19.1
        and equipment
                                       -----------------

    (2) Intangible fixed assets                 6,955      2.1          6,789        2.2
                                       -----------------        ------------------

    (3) Investments and other
        assets
      1. Investment in securities               8,848                   8,244
      2. Long-term loans                          148                     138
      3. Deferred tax assets                    5,922                  17,693
      4. Other                                  2,628                   2,696
                                       -----------------        ------------------
        Total investments and                  17,548      5.2         28,773        9.4
        other assets
                                       -----------------        ------------------
      Total noncurrent assets                  82,888     24.5         93,780       30.7
                                       -----------------        ------------------
      Total assets                            338,076    100.0        305,075      100.0
                                       =================        ==================

                                       1

  (All financial information for FY2002 interim was prepared in accordance with U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)

                                                                      (In millions of yen)
-------------------------------------------------------------------------------------------
                                            FY2001 interim                FY2001

                                                                   Consolidated balance
                                         (As of September 30,         sheet summary
                                                 2001)            (As of March 31, 2002)
                                       ----------------------------------------------------
                                            Amount      Percentage   Amount      Percentage
-------------------------------------------------------------------------------------------
              (Liabilities)                                   %                         %
  I Current liabilities
    1. Notes and accounts payable              10,759                   4,441
    2. Income tax payable                       1,618                     678
    3. Deferred tax liabilities                    39                     101
    4. Allowance for product                    5,529                   2,836
       warranty
    5. Other                                   12,672                  15,064
                                       -----------------        ------------------
      Total current liabilities                30,620      9.1         23,122        7.6
                                       -----------------        ------------------
  II Noncurrent liabilities
    1. Bonds                                   26,700                  26,700
    2. Long-term borrowings         *2            189                     168
    3. Deferred tax liabilities                   473                     445
    4. Allowance for retirement                 9,613                   9,322
       benefits
    5. Allowance for officers'                    976                   1,083
       retirement benefits
    6. Consolidation adjustments                   25                      15
    7. Other                                    1,118                   1,103
                                       -----------------        ------------------
      Total noncurrent liabilities             39,096     11.5         38,838        12.7
                                       -----------------        ------------------
      Total liabilities                        69,716     20.6         61,960        20.3
                                       -----------------        ------------------

       (Minority interests)
       Minority interests                         256      0.1            273         0.1

      (Stockholders' equity)
  I   Common stock                              32,362      9.6         32,362       10.6
  II  Additional paid-in capital                32,973      9.7         32,973       10.8
  III Consolidated retained                    210,476     62.3        181,246       59.4
      earnings
  IV  Net unrealized holding gains                 121      0.0             11        0.0
      on other securities
  V   Translation adjustments                   (5,409)    (1.6)        (1,318)      (0.4)
  VI  Treasury stock                            (2,421)    (0.7)        (2,434)      (0.8)
                                       -----------------        ------------------
      Total stockholders' equity               268,103     79.3        242,841       79.6
                                       -----------------        ------------------
      Total liabilities and                    338,076    100.0        305,075      100.0
      stockholders' equity
                                       =================        ==================

                                       2

  (All financial information for FY2002 interim was prepared in accordance with U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)


(ii) Interim Consolidated Statements of Income                           (In millions of yen)
------------------------------------------------------------------------------------------------------
                                                                                FY2001
                                                FY2001 interim        Consolidated statement of income
                                                                                 summary
                                             (April 1, 2001 through       [April 1, 2001 through
                                               September 30, 2001)             March 31, 2002)
                                             --------------------------------------------------------
                                              Amount    Percentage            Amount     Percentage
------------------------------------------------------------------------------------------------------
                                                                 %                                 %
I   Net sales                                     65,086    100.0                 95,244      100.0
II  Cost of sales                                 31,668     48.7                 76,311       80.1
                                               ---------                       ---------
       Gross profit                               33,417     51.3                 18,932       19.9
III Selling, general and          *1              28,939     44.4                 55,485       58.3
    administrative expenses
                                               ---------                       ---------
      Operating income (loss)                      4,478      6.9                (36,552)     (38.4)
IV  Non-operating income

    1. Interest income                  353                            562
    2. Dividends income                  17                            157
    3. Amortization of                    8                             36
       consolidation adjustments
    4. Miscellaneous income       *2  1,948        2,328      3.6    1,587         2,345        2.5
                                     ------                          -------
V   Non-operating expenses
    1. Interest expenses                243                            516
    2. Equity in losses of affiliates   280                            794
    3. Miscellaneous expenses     *3    748        1,272      2.0    1,274         2,585        2.7
                                     ------    ---------             -------   ---------
        Ordinary income (loss)                     5,534      8.5                (36,793)     (38.6)
                                               ---------                       ---------
       Income (loss) before income
       taxes and minority interests
       in consolidated subsidiaries                5,534      8.5                (36,793)     (38.6)

       Income taxes                   1,464                          1,233

       Income taxes - deferred          225        1,689      2.6  (15,158)      (13,924)     (14.6)
                                    -------    ---------           ---------
       Less: minority interests                       51      0.1                     80        0.1
       in consolidated subsidiaries            ---------           ---------

       Net income (loss)                           3,793      5.8                (22,949)     (24.1)
                                               =========                       ==========


  (All financial information for FY2002 interim was prepared in accordance with U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)

(iii) Interim Consolidated Statements of Retained Earnings         (In millions of yen)
------------------------------------------------------------------------------------------
                                                                        FY2001
                                         FY2001 interim        Consolidated statement of
                                                                   retained earnings
                                     (April 1, 2001 through     (April 1, 2001 through
                                       September 30, 2001)          March 31, 2002)
                                   -------------------------------------------------------
                                             Amount                     Amount
------------------------------------------------------------------------------------------
  I    Consolidated retained
       earnings at beginning of
       period                                         209,453                    209,453
  II   Decreases in consolidated
       retained earnings
    1.  Dividends                         2,485                     4,971
    2.  Bonuses to directors                270                       270
    3.  Bonuses to corporate                 15        2,770           15         5,256
        auditors
                                      ----------                 ----------
  III  Net income (loss)                                3,793                   (22,949)
                                                 --------------            ---------------
  IV   Consolidated retained                          210,476                    181,246
       earnings at end of period
                                                 ==============            ===============


  (All financial information for FY2002 interim was prepared in accordance with U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)

(iv) Interim Consolidated Statements of Cash Flows                       (In millions of yen)
------------------------------------------------------------------------------------------------
                                                                                FY2001
                                                    FY2001 interim      Consolidated statement
                                                                         of cash flow summary
                                               (April 1, 2001 through  (April 1, 2001 through
                                                  September 30, 2001)       March 31, 2002)
                                               -------------------------------------------------
                                                        Amount                  Amount
------------------------------------------------------------------------------------------------
  I  Cash flows from operating activities

       Income (loss) before income taxes
       and minority interests in
       consolidated subsidiaries                          5,534               (36,793)

       Depreciation and amortization                      4,832                 10,919

       Amortization of consolidation                        (8)                   (18)
       adjustments

       Increase (decrease) in allowance for               (991)                  (673)
       doubtful accounts

       Increase (decrease) in allowance for                 609                    319
       retirement benefits

       Increase (decrease) in allowance for                  25                    132
       officers' retirement benefits

       Interest and dividend income                       (370)                  (719)
       Interest expenses                                    243                    516

       Foreign exchange gain or loss                      (546)                  (810)

       Gain (loss) on sale of investment                   (22)                   (22)
       securities

       Gain (loss) on sale of property,                     (3)                  (147)
       plant and equipment

       Loss on disposal of property, plant                  118                    342
       and equipment

       Decrease (increase) in trade                      46,595                 72,155
       accounts receivable

       Increase (decrease) in inventories                 (373)                 29,143

       Increase (decrease) in trade                    (27,184)               (34,314)
       accounts payable

       Decrease (increase) in consumption                   284                    262
       taxes receivable

       Bonuses to officers                                (285)                  (285)

       Other                                            (4,114)                (3,771)
                                                  --------------         -------------
             Subtotal                                    24,344                 36,236

        Interest and dividends received                     395                    598

        Interest paid                                     (255)                  (529)

        Income taxes paid                              (26,401)               (27,731)
                                                  --------------         -------------
      Cash flows from operating activities              (1,917)                  8,574

  (All financial information for FY2002 interim was prepared in accordance with U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)

                                                                           (In millions of yen)
------------------------------------------------------------------------------------------------

                                                                                FY2001
                                                   FY2001 interim       Consolidated statement
                                                                         of cash flow summary
                                               (April 1, 2001 through  (April 1, 2001 through
                                                 September 30, 2001)        March 31, 2002)
                                              --------------------------------------------------
                                                       Amount                   Amount
------------------------------------------------------------------------------------------------
II  Cash flows from investing activities

       Acquisition of property, plant and              (10,030)               (13,175)
       equipment

       Proceeds from sale of property,                      574                    644
       plant and equipment

       Acquisition of intangible fixed                  (1,344)                (2,373)
       assets

       Acquisition of investment securities             (2,217)                (2,228)

       Proceeds from sale of investment                      25                     38
       securities

       Payments for loans                                   (3)                    (4)

       Proceeds from collection of loans                     49                     59

       Acquisition of equity method                     (1,425)                (1,425)
       affiliates

       Other                                                188                  (122)
                                                  --------------         -------------
      Cash flows from investing activities             (14,183)               (18,586)

III Cash flows from financing activities

       Repayments on long-term borrowings                  (21)                   (43)

       Redemption of bonds                              (4,300)                (4,300)

       Proceeds from issuance of shares                     307                    308

       Acquisition of treasury stock                       (30)                   (43)

       Proceeds from sale of treasury stock                  30                     31

       Dividends paid                                   (2,482)                (4,968)

       Dividends paid to minority                           (1)                    (1)
       shareholders
                                                 --------------         -------------

      Cash flows from financing activities              (6,497)                (9,015)

IV  Net effect of exchange rate changes                    142                  1,418
    on cash and cash equivalents
                                                 --------------         -------------

V   Net increase (decrease) in cash and                (22,455)               (17,609)
    cash equivalents

VI  Cash and cash equivalents at                       123,541                123,541
    beginning of period
                                                 --------------         -------------
VII Cash and cash equivalents at end of                101,086                105,932
    period
                                                 ==============         ==============

 (All financial information for FY2002 interim was prepared in accordance with
          U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)


Significant Accounting Policies in the Preparation of Interim Consolidated Financial Statements

--------------------------------------------------------- --------------------------------------------------------
                       FY2001 interim                                               FY2001
                  (April 1, 2001 through                                    (April 1, 2001 through
                     September 30, 2001)                                        March 31, 2002)
--------------------------------------------------------- --------------------------------------------------------
    1. Scope of Consolidation                                 1. Scope of Consolidation

       All 46 subsidiaries of the company are                    All 41 subsidiaries of the company are
       consolidated.                                             consolidated.

       Of the consolidated subsidiaries, Advantest               Of the consolidated subsidiaries, Advantest
       Academy, Advantest Taiwan Engineering Inc. and            Academy, Advantest Taiwan Engineering Inc. and
       Advantest America Design Center, Inc. are new             Advantest America Design Center, Inc. are new
       companies established during the interim period           companies established during the fiscal year
       and became consolidated subsidiaries beginning            and became consolidated subsidiaries beginning
       from this consolidated interim period.                    from this consolidated fiscal year. In
                                                                 addition, Advantest Technologies Co., Ltd.,
                                                                 Advantest Components Co., Ltd. and ACT Advanced
                                                                 Circuit Testing GmbH terminated operation
                                                                 during this consolidated fiscal year and are
                                                                 thus excluded from the scope of consolidation.
                                                                 Advantest Europe Corporation (Holding) GmbH,
                                                                 Advantest (Europe) GmbH and Advantest Test
                                                                 Engineering Solutions GmbH were merged, with
                                                                 Advantest (Europe) GmbH being the surviving
                                                                 entity.




    2. Application of the Equity Method                       2. Application of the Equity Method

        Number of affiliates accounted for under the              Number of affiliates accounted for under the
        equity method:  1                                         equity method:  1

        Name of company:                                          Name of company:
        Japan Engineering Co., Ltd.                               Japan Engineering Co., Ltd.

      Effective from this consolidated interim period,          Effective from this consolidated fiscal year,
      Japan Engineering Co., Ltd. was accounted for             Japan Engineering Co., Ltd. was accounted for
      under the equity method as a result of an                 under the equity method as a result of an
      acquisition of its shares by the company during           acquisition of its shares by the company during
      this interim period.                                      this fiscal year.


    3.Interim Period of Consolidated Subsidiaries             3.Fiscal Year of Consolidated Subsidiaries

       Of the consolidated subsidiaries, the interim             Of the consolidated subsidiaries, the fiscal
      period of Advantest (Suzhou) Co., Ltd. ends on            year of Advantest (Suzhou) Co., Ltd. ends on
      June 30.  In preparing these interim consolidated         December 31.  In preparing these consolidated
      financial statements, the company used interim            financial statements, the company used financial
      financial statements of the above subsidiary as           statements of the above subsidiary as of that
      of that date, and made necessary consolidation            date, and made necessary consolidation
      adjustments regarding significant transactions            adjustments regarding significant transactions
      between that date and the last day of the                 between that date and the last day of the
      consolidated interim period.                              consolidated fiscal year.


    4. Certain Accounting Policies                            4. Certain Accounting Policies

     (1) Valuation of Assets                                   (1) Valuation of Assets

        (i) Securities                                              (i) Securities

          Other Securities                                          Other Securities

            Securities with fair value                               Securities with fair value

              Stated at fair value based on market                     Stated at fair value based on market
              prices at end of interim period.                         prices at end of fiscal year. (Unrealized
              (Unrealized holding gains and losses are                 holding gains and losses are accounted
              accounted for as a component of                          for as a component of stockholders'
              stockholders' equity; cost of other                      equity; cost of other securities sold is
              securities sold is determined using the                  determined using the moving average
              moving average method.)                                  method.)

            Securities not practicable to fair value                 Securities not practicable to fair value

              Stated at cost using the moving average                  Same as described on the left.
              method.

        (ii) Derivatives                                          (ii) Derivatives

            Stated at fair value.                                    Same as described on the left.


 (All financial information for FY2002 interim was prepared in accordance with
          U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)



--------------------------------------------------------- --------------------------------------------------------
                       FY2001 interim                                               FY2001
                  (April 1, 2001 through                                    (April 1, 2001 through
                     September 30, 2001)                                        March 31, 2002)
--------------------------------------------------------- --------------------------------------------------------

        (iii)Inventories                                          (iii)Inventories

           Finished products                                         Same as described on the left.

              Principally stated at cost using the
              periodic average method.

            Raw material

              Principally stated at lower of cost or
              market using the periodic average method.

            Work in progress

              Stated at cost using the periodic average method.

            Supplies

              Stated at cost using the specific
              identification method.


     (2) Depreciation and Amortization                         (2) Depreciation and Amortization

      (i)Depreciation of property, plant and equipment          (i)Depreciation of property, plant and equipment

         Principally computed using the declining                  Same as described on the left.
         balance method

         However, buildings (excluding attached
         improvements) acquired on or after April 1, 1998 are depreciated using the straight line method.

      (ii) Amortization of intangible fixed assets              (ii) Amortization of intangible fixed assets

         Computed using the straight-line method.                  Same as described on the left.

         However, software (for internal use) is
         depreciated using the straight-line method over its estimated useful life of 5 years.


     (3) Significant Allowances                                (3) Significant Allowances

      (i)Allowance for doubtful accounts                        (i)Allowance for doubtful accounts

          To prepare for credit losses on accounts                  To prepare for credit losses on accounts
         receivables and loans, etc., allowances equal             receivables and loans, etc., allowances equal
         to the estimated amount of uncollectible                  to the estimated amount of uncollectible
         receivables is provided for general                       receivables is provided for general
         receivables based on historical write-off                 receivables based on historical write-off
         ratio, and bad receivables based on                       ratio, and bad receivables based on
         case-by-case determination of collectibility.             case-by-case determination of collectibility.

         (Change of accounting policy)                             (Change of accounting policy)

          Allowance for doubtful accounts for general               Allowance for doubtful accounts for general
         receivables was determined in the past using              receivables was determined in the past using
         percentages set by the company.  After                    percentages set by the company.  After
         reviewing the status of the company's                     reviewing the status of the company's
         transactions, the company believes that the               transactions, the company believes that the
         risk of credit losses for this category of                risk of credit losses for this category of
         receivables is low.  It has therefore adopted             receivables is low.  It has therefore adopted
         the use of historical write-off ratio for the             the use of historical write-off ratio for the
         determination of the amount of allowance for              determination of the amount of allowance for
         doubtful accounts to be provided.                         doubtful accounts to be provided.

          The impact of this change on the interim                  The impact of this change on the
         consolidated financial statements is                      consolidated financial statements is
         insignificant.                                            insignificant.

          The impact of this change on segment                      The impact of this change on segment
         information is described in "Segment                      information is described in "Segment
         Information".                                             Information".


      (ii) Allowance for Product Warranty                       (ii) Allowance for Product Warranty

          To reasonably account for repair costs                    To reasonably account for repair costs
         covered under product warranty in the                     covered under product warranty in the
         respective period from which they arise, the              respective period from which they arise, the
         allowance for a given year is provided in an              allowance for a given year is provided in an
         amount determined based on the ratio of repair            amount determined based on the ratio of
         costs in that year to net sales in the                    repair costs in that year to net sales in the
         preceding year.                                           preceding fiscal year.

 (All financial information for FY2002 interim was prepared in accordance with
          U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)



--------------------------------------------------------- --------------------------------------------------------
                       FY2001 interim                                               FY2001
                  (April 1, 2001 through                                    (April 1, 2001 through
                     September 30, 2001)                                        March 31, 2002)
--------------------------------------------------------- --------------------------------------------------------


      (iii)Allowance for Retirement Benefits                    (iii)Allowance for Retirement Benefits

          To provide for retirement benefits for                    To provide for retirement benefits for
         domestic employees, an allowance for                      domestic employees, allowance for retirement
         retirement benefits is provided in the amount             benefits is determined based on the estimated
         deemed to have accrued at the end of the                  retirement benefit obligations and pension
         consolidated interim period, determined based             assets at the end of the consolidated fiscal
         on the estimated retirement benefit                       year.
         obligations and pension assets at the end of
         the consolidated fiscal year.                              Unrecognized past service liabilities are
                                                                   amortized on a straight-line basis over the
          Any actuarial gains and losses are amortized             average remaining service years of 17 years.
         on a straight line basis over fixed years (17
         years) within the average remaining years of               Any actuarial gains and losses are amortized
         service of employees, and the amount is                   on a straight line basis over fixed years (17
         recorded in the consolidated fiscal year                  years) within the average remaining years of
         subsequent to its occurrence.                             service of employees, and the amount is
                                                                   recorded in the consolidated fiscal year
                                                                   subsequent to its occurrence.


      (iv) Allowance for Officers' Retirement Benefits          (iv) Allowance for Officers' Retirement Benefits

          To provide for officers' retirement benefits,             To provide for officers' retirement
         an allowance is provided for the aggregate                benefits, an allowance is provided for the
         amount payable at the end of the consolidated             aggregate amount payable at the end of the
         interim period pursuant to the company's rules            consolidated fiscal year pursuant to the
         on officers' retirement benefits.                         company's rules on officers' retirement
                                                                   benefits.


        (Change in presentation)

        Interim consolidated balance sheets
        -----------------------------------

          "Allowance for officers' retirement benefits" was previously included in "Other" under "Non-current liabilities", but is now presented as a separate item starting from this consolidated interim period.

         Interim consolidated statements of cash flow
         --------------------------------------------

          "Increase (decrease) in allowance for
         officers' retirement benefits" was previously included in "Increase (decrease) in allowance for retirement benefits", but is now presented as a separate item starting from this consolidated interim period.


    (4)Accounting for Lease Transactions                      (4)Accounting for Lease Transactions

        Finance lease transactions not involving a                Same as described on the left.
       transfer of title to the lessee are accounted in
       the same way as usual operating lease
       transactions.


    (5)Accounting for Hedges                                  (5)Accounting for Hedges

        Not applicable.                                           Same as described on the left.


    (6)Accounting for Consolidated Overseas Subsidiaries      (6)Accounting for Consolidated Overseas
                                                                 Subsidiaries
         Consolidated overseas subsidiaries follow
       accounting principles generally accepted in the            Same as described on the left
       country of their domicile. There are no
       significant differences between accounting
       principles adopted by these consolidated
       overseas subsidiaries and those of the parent
       company.


    (7) Accounting of consumption taxes                       (7) Accounting of consumption taxes

         Consumption tax and local consumption tax are             Same as described on the left.
        accounted using the net-of-tax method.



 (All financial information for FY2002 interim was prepared in accordance with
          U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)



--------------------------------------------------------- --------------------------------------------------------
                       FY2001 interim                                               FY2001
                 (April 1, 2001 through                                     (April 1, 2001 through
                     September 30, 2001)                                         March 31, 2002)
--------------------------------------------------------- --------------------------------------------------------



    5.  Definition of funds on interim consolidated           5.  Definition of funds on consolidated statements
        statements of cash flows                                  of cash flows

         Funds (cash and cash equivalents) on the                  Funds (cash and cash equivalents) on the
        interim consolidated statements of cash flows             consolidated statements of cash flows include
        include cash on hand, immediately accessible              cash on hand, immediately accessible bank
        bank deposits, and short-term investments with            deposits, and short-term investments with a
        a maturity of under 3 months from the day of              maturity of under 3 months from the day of
        acquisition that are easily exchangeable into             acquisition that are easily exchangeable into
        cash and that bear low fluctuation risks.                 cash and that bear low fluctuation risks.


                                       10

 (All financial information for FY2002 interim was prepared in accordance with
          U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)



 Additional Information
--------------------------------------------------------- --------------------------------------------------------
                       FY2001 interim                                               FY2001
                  (April 1, 2001 through                                    (April 1, 2001 through
                     September 30, 2001)                                        March 31, 2002)
--------------------------------------------------------- --------------------------------------------------------

       (Accounting standards used by consolidated                                     ----
       overseas subsidiaries)

       Advantest's overseas sales subsidiaries had previously recognized sales upon shipment.
       Beginning in the second half of the previous fiscal year, sales is now recognized upon completion of installation.

       The impact of this change on the consolidated financial statements of the previous interim period is not material.

       The impact of this change on segment information is described in "Segment Information".

                                       11

 (All financial information for FY2002 interim was prepared in accordance with
          U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)


Notes to Interim Consolidated Financial Statements

(Interim consolidated balance sheets)
------------------------------------------------------------------------------------------------------
                FY2001 interim                                        FY2001
          (As of September 30, 2001)                          (As of March 31, 2002)
------------------------------------------------------------------------------------------------------
  *1. Accumulated depreciation of property,      *1. Accumulated depreciation of property, plant
      plant and equipment                            and equipment

                            (Y)58,964 million                                   (Y)62,402 million
------------------------------------------------------------------------------------------------------
  *2. Assets pledged as collateral               *2. Assets pledged as collateral
      Buildings                  (Y)241 million        Buildings                       (Y)234 million
      Land                       (Y)193 million        Land                            (Y)193 million
                              -----------------                                      ----------------
                                 (Y)435 million        Total                           (Y)428 million
      Total

        Liabilities secured by the above                 Liabilities secured by the above

      Long-term borrowings        (Y)74 million        Long-term borrowings             (Y)67 million
------------------------------------------------------------------------------------------------------
  *3. The settlement of trade notes maturing     *3. The settlement of trade notes maturing on
      on the last day of an interim period           the last day of a fiscal year

      The settlement of trade notes maturing         The settlement of trade notes maturing on
      on the last day of an interim period           the last day of a fiscal year is accounted
      is accounted on the clearance day. As          on the clearance day. As the last day of
      the last day of this interim period            this fiscal year falls on a bank holiday,
      falls on a bank holiday, trade notes           trade notes maturing on the last day of the
      maturing on the last day of the                fiscal year, in the following amount, were
      interim period, in the following               included in trade notes outstanding at the
      amount, were included in trade notes           end of fiscal year.
      outstanding at the end of interim
      period.

      Trade notes receivable     (Y)248 million      Trade notes receivable             (Y)39 million
------------------------------------------------------------------------------------------------------
  4.  Liability for guarantees                   4.  Liability for guarantees

      The company committed loan guarantees          The company committed loan guarantees to
      to the following persons:                      the following persons:

      Loan guarantee commitments                     Loan guarantee commitments

        Yokohama Image                               Yokohama Image
        Communication Techno                          Communication Techno Station,
        Station, Ltd.           (Y)129 million        Ltd.                             (Y)108 million
------------------------------------------------------------------------------------------------------

                                       12

 (All financial information for FY2002 interim was prepared in accordance with
          U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)

(Interim Consolidated Statements of Income)
----------------------------------------------------------------------------------------------------
                 FY2001 interim                                       FY2001
            (April 1, 2001 through                            (April 1, 2001 through
               September 30, 2001)                                March 31, 2002)
----------------------------------------------------------------------------------------------------
  *1. Selling, general and administrative         *1. Selling, general and administrative
      expenses consist primarily of the               expenses consist primarily of the
      following components in the following           following components in the following
      amounts:                                        amounts:

        Salaries              (Y)3,861 million          Salaries                 (Y)8,020 million

        Bonuses               (Y)1,144 million          Bonuses                  (Y)1,723 million

        Depreciation and      (Y)1,384 million          Depreciation and         (Y)3,011 million
        amortization                                    amortization

        Research and         (Y)13,692 million          Research and development(Y)26,739 million
        development expenses                            expenses

        Provision for         (Y)5,529 million          Provision for allowance  (Y)2,836 million
        allowance for product                           for product warranties
        warranties
----------------------------------------------------------------------------------------------------
  *2. Significant components of miscellaneous     *2. Significant components of miscellaneous
      income                                          income

      Foreign exchange gain     (Y)736 million        Reversal of allowance for    (Y)714 million
                                                      doubtful accounts
      Reversal of allowance     (Y)947 million
      for doubtful accounts
----------------------------------------------------------------------------------------------------
  *3. Significant components of miscellaneous     *3. Significant components of miscellaneous
      expenses                                        expenses

      Loss on revaluation of    (Y)552 million        Loss on revaluation of       (Y)791 million
      investment securities                           investment securities
----------------------------------------------------------------------------------------------------


(Interim Consolidate Statement of Cash Flows)
---------------------------------------------------------------------------------------------------
                 FY2001 interim                                       FY2001
             (April 1, 2001 through                           (April 1, 2001 through
               September 30, 2001)                                March 31, 2002)
---------------------------------------------------------------------------------------------------
    Reconciliation of cash and cash                  Reconciliation of cash and cash
    equivalents on interim consolidated              equivalents on interim consolidated
    statements of cash flow and accounts on          statements of cash flow and accounts on
    interim consolidated balance sheets at end       consolidated balance sheets at end of
    of period                                        period
                       (As of September 30, 2001)                             (As of March 31, 2002)

     Cash and deposits       (Y)101,086 million       Cash and deposits           (Y)105,932 million

     Time deposits with                 -             Time deposits with terms           -
     terms above 3 months                             above 3 months

     Short-term investment              -             Short-term investment              -
     securities                                       securities
                            -------------------                                   ------------------
     Cash and cash           (Y)101,086 million       Cash and cash equivalents   (Y)105,932 million
     equivalents            ===================                                   ==================
---------------------------------------------------------------------------------------------------

 (All financial information for FY2002 interim was prepared in accordance with
          U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)

(Lease Transactions)
-------------------------------------------------------------------------------------------------------------------
                     FY2001 interim                                               FY2001
                 (April 1, 2001 through                                   (April 1, 2001 through
                   September 30, 2001)                                        March 31, 2002)
-------------------------------------------------------------------------------------------------------------------
  1. Leases entered into by Advantest group companies      1. Leases entered into by Advantest group companies
     as lessee                                                as lessee

     Leases other than those deemed to involve a              Leases other than those deemed to involve a
     transfer of title to the lessee                          transfer of title to the lessee

     (1)Equivalents of acquisition costs, accumulated         (1)Equivalents of acquisition costs, accumulated
        depreciation and net book value                          depreciation and net book value
                             Tools                                                   Tools
                            and                                                     and
                            furniture  Other     Total                              furniture   Other     Total
                           -------------------------------                         --------------------------------
                                   (In millions)                                            (In millions)
  Acquisition cost         (Y)1,362   (Y)692   (Y)2,054    Acquisition cost        (Y)1,060   (Y)505   (Y)1,565
  equivalent                                               equivalent

  Accumulated depreciation      961      463      1,425    Accumulated                  798      363      1,161
  equivalent                                               depreciation equivalent
                           -------------------------------                         --------------------------------
  Net book value equivalent     400      228        629       Net book value            261        142      404
                                                              equivalent


     (2)Outstanding future lease payments at end of           (2)Outstanding future lease payments at end of
        interim period                                           fiscal year

          Due within one year    (Y)369 million                   Due within one year      (Y)267 million

          Due after one year     (Y)259 million                   Due after one year       (Y)136 million
                                 -------------------------                                 ------------------------
            Total                (Y)629 million                      Total                 (Y)404 million

     (Note) Acquisition cost equivalent and                          (Note)Acquisition cost equivalent and
            outstanding future lease payments at end                 outstanding future lease payments at end
            of period were determined using the                      of period were determined using the
            interest payment inclusive method because                interest payment inclusive method because
            the outstanding future lease payments at                 the outstanding future lease payments at
            end of period as a percentage of plant,                  end of period as a percentage of plant,
            equipment and property at end of period                  equipment and property at end of period
            was small.                                               was small.

     (3)Lease payments and depreciation expense               (3)Lease payments and depreciation expense
        equivalent                                               equivalent

          Lease payments         (Y)247 million                    Lease payments          (Y)453 million

          Depreciation expense   (Y)247 million                    Depreciation expense    (Y)453 million
          equivalent                                               equivalent


     (4)Depreciation expense equivalent is calculated         (4)Depreciation expense equivalent is calculated
        by applying the straight-line method with no             by applying the straight-line method with no
        residual value over the lease term.                      residual value over the lease term.

     Operating Leases

        Outstanding future lease payments

          Due within one year    (Y)32 million                     Due within one year     (Y)48 million

          Due after one year     (Y)34 million                     Due after one year      (Y)40 million
                                 -------------------------                                 ------------------------
            Total                (Y)66 million                       Total                 (Y)89 million

                                       14

 (All financial information for FY2002 interim was prepared in accordance with
          U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)

------------------------------------------------------------------------------------------------------------------
                     FY2001 interim                                              FY2001
                (April 1, 2001 through                                   (April 1, 2001 through
                   September 30, 2001)                                       March 31, 2002)
------------------------------------------------------------------------------------------------------------------
  2. Leases entered into by Advantest group            2.     Leases entered into by Advantest group
     companies as lessor                                      companies as lessor

     Operating Leases                                         Operating Leases

        Outstanding future lease income                          Outstanding future lease income

          Due within one year      (Y)928 million                  Due within one year           (Y)1,182 million

          Due after one year     (Y)1,093 million                  Due after one year              (Y)934 million
                                 -------------------------                                ------------------------
            Total                (Y)2,021 million                    Total                       (Y)2,116 million
------------------------------------------------------------------------------------------------------------------

(Securities)
(FY2001 Interim) (As of September 30, 2001)


Securities
1. Other securities with fair value                                                            (In millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                      FY2001 interim (As of September 30, 2001)
                                   ---------------------------------------------------------------------------------
                                              Cost               Carrying amount on             Difference
                                                                       interim
                                                                    consolidated
                                                                    balance sheet
--------------------------------------------------------------------------------------------------------------------
  (1) Stocks                                       2,292                      2,534                        241

  (2) Bonds                                            -                          -                          -

      Government and municipal                         -                          -                          -
      bonds, etc.

      Corporate bonds                                  -                          -                          -

      Other                                            -                          -                          -

  (3) Other                                            -                          -                          -
--------------------------------------------------------------------------------------------------------------------
               Total                               2,292                      2,534                        241
--------------------------------------------------------------------------------------------------------------------




2. Securities not practicable to fair value                                                    (In millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                               FY2001 interim (As of September 30, 2001)
                                                     ---------------------------------------------------------------
                                                         Carrying amount on interim consolidated balance sheet
--------------------------------------------------------------------------------------------------------------------
     Other securities
      Unlisted  stocks  (excluding  stocks traded                                                        5,200
      over the counter)
--------------------------------------------------------------------------------------------------------------------


(Note) Impairment of other securities is accounted for when the fair value drops below 50% of cost and is therefore deemed to have "dropped significantly".

 (All financial information for FY2002 interim was prepared in accordance with
          U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)


(FY2001) (As of March 31, 2002)

Securities
1. Other securities with fair value                                                            (In millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                            FY2001 (As of March 31, 2002)
                                   ---------------------------------------------------------------------------------
                                              Cost               Carrying amount on             Difference
                                                                interim consolidated
                                                                    balance sheet
--------------------------------------------------------------------------------------------------------------------
  (1) Stocks                                       1,704                      1,780                         75
  (2) Bonds                                            -                          -                          -
      Government and municipal                         -                          -                          -
      bonds, etc.
      Corporate bonds                                  -                          -                          -
      Other                                            -                          -                          -
  (3) Other                                            -                          -                          -
--------------------------------------------------------------------------------------------------------------------
               Total                               1,704                      1,780                         75
--------------------------------------------------------------------------------------------------------------------


2. Securities not practicable to fair value                                                    (In millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                                     FY2001 (As of March 31, 2002)
                                                     ---------------------------------------------------------------
                                                         Carrying amount on interim consolidated balance sheet
--------------------------------------------------------------------------------------------------------------------
     Other securities
      Unlisted  stocks  (excluding  stocks traded                                                        5,515
      over the counter)
--------------------------------------------------------------------------------------------------------------------


(Note) Impairment of other securities is accounted for when the fair value drops below 50% of cost and is therefore deemed to have "dropped significantly".


(Derivatives)

   (FY2001 Interim) (As of September 30, 2001)

    Contract amounts, fair value and gain (loss) on revaluation of derivative transactions

                                                                                          (In millions of yen)
          ----------------------------------------------------------------------------------------------------------------
              Type of derivative     Nature of transaction   Contract amount       Fair value          Gain (Loss) on
                                                                                                        revaluation
          ----------------------------------------------------------------------------------------------------------------
              Foreign currencies       Forward exchange                -                      -                 -
                                          contracts
          ----------------------------------------------------------------------------------------------------------------


     (FY2001) (As of March 31, 2002)

   Contract amounts, fair value and gain (loss) on revaluation of derivative transactions

                                                                                          (In millions of yen)
          ----------------------------------------------------------------------------------------------------------------
              Type of derivative     Nature of transaction   Contract amount       Fair value          Gain (Loss) on
                                                                                                        revaluation
          ----------------------------------------------------------------------------------------------------------------
              Foreign currencies       Forward exchange               1,845               1,860                  (14)
                                          contracts
          ----------------------------------------------------------------------------------------------------------------


 (All financial information for FY2002 interim was prepared in accordance with
          U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)

(Segment Information)

       (Business Segment Information)                                                           (In millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                                     FY2001 interim

                                                                (April 1, 2001 through
                                                                   September 30, 2001)
                                     -------------------------------------------------------------------------------
                                                        Automatic
                                        Measuring         test                        Elimination
                                        instrument      equipment                         and
                                         segment         segment         Total         corporate      Consolidated
--------------------------------------------------------------------------------------------------------------------
  Net sales
  (1) Sales to unaffiliated                14,418          50,667         65,086             ---         65,086
      customers
  (2) Inter-segment                          ---             ---            ---              ---            ---
--------------------------------------------------------------------------------------------------------------------
                Total                      14,418          50,667         65,086             ---         65,086
--------------------------------------------------------------------------------------------------------------------
  Operating expenses                       13,262          43,127         56,389           4,217         60,607
--------------------------------------------------------------------------------------------------------------------
        Operating income                    1,156           7,539          8,696          (4,217)         4,478
--------------------------------------------------------------------------------------------------------------------

                                                                                                (In millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                                         FY2001

                                                                (April 1, 2001 through
                                                                     March 31, 2002)
                                     -------------------------------------------------------------------------------
                                                        Automatic
                                        Measuring         test                        Elimination
                                        instrument      equipment                         and
                                         segment         segment      Total            corporate      Consolidated
--------------------------------------------------------------------------------------------------------------------
  Net sales
  (1) Sales to unaffiliated                21,038          74,205         95,244           ---           95,244
      customers
  (2) Inter-segment                        ---             ---            ---              ---              ---
                                     -------------------------------------------------------------------------------
                Total                      21,038          74,205         95,244           ---           95,244
--------------------------------------------------------------------------------------------------------------------
  Operating expenses                       28,904          93,721        122,626           9,171        131,797
--------------------------------------------------------------------------------------------------------------------
        Operating income (loss)            (7,866)        (19,515)       (27,381)         (9,171)       (36,552)
--------------------------------------------------------------------------------------------------------------------

Note 1:  Division of segments

         Business segments are organized by functional category of products.

Note 2: Unallocated corporate operating expenses included under "Elimination and corporate" were (Y)4,217 million in FY2001 interim and (Y)9,171 in FY2001. They consist primarily of expenses for basic research and costs of the administrative operations of the headquarters.

Note 3:  Change of accounting policies

         (FY2001 interim)

            Allowance for doubtful accounts



         As described in "Significant Accounting Policies in the Preparation of Interim Consolidated Financial Statements", the company changed its accounting policy for allowance for doubtful accounts effective from this consolidated interim period. Previously, allowance for doubtful accounts was provided for each category of receivables based on percentages set by the company for each such category of receivables. After the change, allowance for doubtful accounts for general receivables was determined using historical write-off ratio, while allowance for doubtful accounts for bad receivables was determined based on case-by-case evaluation of collectibility. The impact of this change on each of the business segments is insignificant.

            Accounting for overseas consolidated subsidiaries

         As described in "Additional Information", the company changed the revenue recognition standard for its overseas sales subsidiaries effective from the second half of the previous consolidated fiscal year. The impact of this change on each of the business segments is insignificant.

 (All financial information for FY2002 interim was prepared in accordance with
          U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)

         (FY2001)

           Allowance for doubtful accounts

         As described in "Significant Accounting Policies in the Preparation of Consolidated Financial Statements", the company changed its accounting policy for allowance for doubtful accounts effective from this consolidated fiscal year. Previously, allowance for doubtful accounts was provided for each category of receivables based on percentages set by the company for each such category of receivables. After the change, allowance for doubtful accounts for general receivables was determined using historical write-off ratio, while allowance for doubtful accounts for bad receivables was determined based on case-by-case evaluation of collectibility. The impact of this change on each of the business segments is insignificant.



(Geographic Segment Information)

                                                                                                (In millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                                  FY2001 interim
                                                             (April 1, 2001 through
                                                                September 30, 2001)
---------------------------------------------------------------------------------------------------------------------
                                 Japan      North        Europe       Asia        Total    Elimination
                                            America                                            and       Consolidated
                                                                                            corporate
---------------------------------------------------------------------------------------------------------------------
  Net sales
  (1)Sales to unaffiliated        36,113      13,238       4,443      11,290       65,086           -      65,086
     customers
  (2)Inter-segment                18,666       1,420         502       1,719       22,308     (22,308)          -
---------------------------------------------------------------------------------------------------------------------
            Total                 54,780      14,658       4,945      13,010       87,394     (22,308)     65,086
---------------------------------------------------------------------------------------------------------------------
  Operating expenses              50,302      14,249       4,904      10,632       80,089     (19,481)     60,607
---------------------------------------------------------------------------------------------------------------------
     Operating income              4,477         408          41       2,378        7,305      (2,827)      4,478
---------------------------------------------------------------------------------------------------------------------

                                                                                                (In millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                                      FY2001
                                                             (April 1, 2001 through
                                                                  March 31, 2002)
---------------------------------------------------------------------------------------------------------------------
                                 Japan      North        Europe       Asia        Total    Elimination
                                            America                                            and       Consolidated
                                                                                            corporate
---------------------------------------------------------------------------------------------------------------------
  Net sales
  (1)Sales to unaffiliated        53,137      18,291       8,676      15,138       95,244         ---      95,244
     customers
  (2)Inter-segment                27,173       2,751         902       2,917       33,744     (33,744)        ---
---------------------------------------------------------------------------------------------------------------------
            Total                 80,310      21,043       9,579      18,056      128,989     (33,744)     95,244
---------------------------------------------------------------------------------------------------------------------
  Operating expenses             112,450      20,998       9,421      15,869      158,740     (26,943)    131,797
---------------------------------------------------------------------------------------------------------------------
     Operating income (loss)     (32,140)         44         157       2,186      (29,751)     (6,801)    (36,552)
---------------------------------------------------------------------------------------------------------------------

Note 1: Geographical segments are organized by physical proximity of countries or regions.

Note 2: Each of the geographical segments includes primarily the following countries or regions:

          (1) North America.........U.S.

          (2) Europe................Germany, France, etc.

          (3) Asia..................South Korea, Taiwan, Singapore, etc.

Note 3: Unallocated corporate operating expenses included under "Elimination and corporate" were (Y)4,299 million in FY2001 interim and (Y)9,337 million in FY2001. They consist primarily of expenses for basic research and costs of the administrative operations of the headquarters.

 (All financial information for FY2002 interim was prepared in accordance with
          U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)

Note 4:  Change of accounting policies

           (FY2001 interim)

             Allowance for doubtful accounts

         As described in "Significant Accounting Policies in the Preparation of Interim Consolidated Financial Statements", the company changed its accounting policy for allowance for doubtful accounts effective from this consolidated interim period. Previously, allowance for doubtful accounts was provided for each category of receivables based on percentages set by the company for each such category of receivables. After the change, allowance for doubtful accounts for general receivables was determined using historical write-off ratio, while allowance for doubtful accounts for bad receivables was determined based on case-by-case evaluation of collectibility. The impact of this change on each of the geographical segments is insignificant.

            Accounting for overseas consolidated subsidiaries

         As described in "Additional Information", the company changed the revenue recognition standard for its overseas sales subsidiaries effective from the second half of the previous consolidated fiscal year. The impact of this change on each of the geographical segments is insignificant.

         (FY2001)

           Allowance for doubtful accounts

         As described in "Significant Accounting Policies in the Preparation of Consolidated Financial Statements", the company changed its accounting policy for allowance for doubtful accounts effective from this consolidated fiscal year. Previously, allowance for doubtful accounts was provided for each category of receivables based on percentages set by the company for each such category of receivables. After the change, allowance for doubtful accounts for general receivables was determined using historical write-off ratio, while allowance for doubtful accounts for bad receivables was determined based on case-by-case evaluation of collectibility. The impact of this change on each of the geographical segments is insignificant.



(Overseas Sales)

                                                                                               (In millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                                        FY2001 interim
                                                                    (April 1, 2001 through
                                                                      September 30, 2001)
--------------------------------------------------------------------------------------------------------------------
                                                  North            Europe             Asia             Total
                                                 America
--------------------------------------------------------------------------------------------------------------------
  I   Overseas sales                               14,030            4,434            20,900            39,365
--------------------------------------------------------------------------------------------------------------------
 II   Consolidated sales                                                                                65,086
--------------------------------------------------------------------------------------------------------------------
III   Overseas sales as a percentage of             21.6%             6.8%             32.1%             60.5%
      consolidated sales
--------------------------------------------------------------------------------------------------------------------



                                                                                               (In millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                                                            FY2001
                                                                    (April 1, 2001 through
                                                                        March 31, 2002)
--------------------------------------------------------------------------------------------------------------------
                                                  North            Europe             Asia             Total
                                                 America
--------------------------------------------------------------------------------------------------------------------
  I   Overseas sales                               19,143            8,284            30,068            57,495
--------------------------------------------------------------------------------------------------------------------
 II   Consolidated sales                                                                                95,244
--------------------------------------------------------------------------------------------------------------------
III   Overseas sales as a percentage of             20.1%             8.7%             31.6%             60.4%
      consolidated sales
--------------------------------------------------------------------------------------------------------------------

Note 1: Geographical segments are organized by physical proximity of countries or regions.

Note 2: Each of the geographical segments includes primarily the following countries or regions:

          (1) North America.........U.S., Canada

          (2) Europe................Germany, France, Ireland, etc.

          (3) Asia..................South Korea, Taiwan, Singapore, etc.

Note 3: Overseas sales are sales revenues in countries or regions outside Japan by the company or its consolidated subsidiaries.

 (All financial information for FY2002 interim was prepared in accordance with
          U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)


Note 4:  Change of accounting policies

         (FY2001 interim)

           Accounting for consolidated overseas subsidiaries

         As described in "Additional Information", the company changed the revenue recognition standard for its overseas sales subsidiaries effective from the second half of the previous consolidated fiscal year. The impact of this change on overseas sales is insignificant.



(Per Share Data)

  --------------------------------------------------------- --------------------------------------------------------
                       FY2001 interim                                               FY2001
                  (April 1, 2001 through                                    (April 1, 2001 through
                     September 30, 2001)                                        March 31, 2002)
  --------------------------------------------------------- --------------------------------------------------------

     Net assets per share                                      Net assets per share

        (Y)2,695.61                                                (Y)2,441.65

     Basic interim net income per share                        Basic net loss per share

            (Y)38.15                                                 (Y)230.76

     Diluted interim net income per share                      Diluted net income per share is not presented
                                                               because net income for the fiscal year is
           (Y)38.11                                            negative.

  --------------------------------------------------------- --------------------------------------------------------


(Significant Subsequent Developments)
  --------------------------------------------------------- --------------------------------------------------------
                       FY2001 interim                                               FY2001
                  (April 1, 2001 through                                    (April 1, 2001 through
                     September 30, 2001)                                        March 31, 2002)
  --------------------------------------------------------- --------------------------------------------------------
                            ----

                                                               It was resolved at Advantest's general
                                                               shareholders' meeting held on June 27, 2002 that
                                                               Advantest may, in accordance with Article 210 of
                                                               the Commercial Code of Japan, purchase up to
                                                               3,000,000 shares of its common stock at a maximum
                                                               price of (Y)35,000 million anytime between the end
                                                               of such meeting and the end of the general
                                                               shareholders' meeting for the next consolidated
                                                               fiscal year.



 (All financial information for FY2002 interim was prepared in accordance with
          U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)


    (2) Interim Consolidated Financial Statements (FY2002 Interim)

        (i) Interim Consolidated Balance Sheet                            (In millions of yen)
----------------------------------------------------------------------------------------------
                                                                       FY2002 interim

                                                                (As of September 30, 2002)
----------------------------------------------------------------------------------------------
                                                            Notes       Amount      Percentage
----------------------------------------------------------------------------------------------
                             (Assets)                                                    %

            Cash and cash equivalents                                   89,480

            Trade accounts receivable, less allowance for               33,620
              doubtful accounts of(Y)476 million

            Inventories                                                 46,588

            Deferred tax assets                                         13,065

            Other current assets                                         2,787
                                                                     -----------
                    Total current assets                               185,540          64.7


            Investment securities                           *4, 6        7,882           2.7

            Property, plant and equipment, net             *3, 7, 9     57,750          20.2

            Deferred tax assets                                         26,709           9.3

            Intangible assets, at cost, less accumulated     *7          6,292           2.2
              amortization

            Other assets                                                 2,471           0.9
                                                                     -----------
                    Total assets                                       286,644         100.0
                                                                     -----------

----------------------------------------------------------------------------------------------
                           (Liabilities)

            Current installments of long-term debt          *6, 9          43

            Current installments of obligations under                     185
              capital leases

            Trade accounts payable                                      8,146

            Income taxes payable                                          699

            Deferred tax liabilities                                       40

            Accrued bonus                                               1,972

            Accrued expenses                                            7,195

            Accrued warranty expenses                                   1,778
                                                                     -----------
                    Total current liabilities                           20,058           6.9


            Long-term debt, excluding current installments  *6, 9       26,847           9.4

            Obligations under capital leases, excluding                     56           0.0
              current installments

            Deferred tax liabilities                                       616           0.2

            Accrued pension and severance cost                          14,577           5.1

            Other liabilities                                            2,196           0.8
                                                                     -----------
                    Total liabilities                                   64,350          22.4
                                                                     -----------
----------------------------------------------------------------------------------------------

 (All financial information for FY2002 interim was prepared in accordance with
          U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)


                                                                          (In millions of yen)
----------------------------------------------------------------------------------------------
                                                                       FY2002 interim

                                                                (As of September 30, 2002)
----------------------------------------------------------------------------------------------
                       (Minority interests)

            Minority interests                                           234              0.1


                      (Stockholders' equity)
            Common stock,
              Authorized 220,000,000 shares; issued
              99,783,385 shares                                         32,363           11.3

            Capital surplus                                             32,973           11.5

            Retained earnings                                          173,737           60.6

            Accumulated other comprehensive income (loss)  *4, 10       (3,898)          (1.3)

            Treasury stock, 1,527,656 shares                           (13,115)          (4.6)
                                                                     -----------
                    Total stockholders' equity                         222,060           77.5
                                                                     -----------
                    Total liabilities and stockholders' equity         286,644          100.0
                                                                     -----------
----------------------------------------------------------------------------------------------

 (All financial information for FY2002 interim was prepared in accordance with
          U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)


      (ii) Interim Consolidated Statement of Income                                  (In millions of yen)

      ---------------------------------------------------------------------------------------------------
                                                                            FY2002 interim

                                                                        (April 1, 2002 through
                                                                          September 30, 2002)
      ---------------------------------------------------------------------------------------------------
                                                      Notes               Amount             Percentage
                                                                                                (%)
      ---------------------------------------------------------------------------------------------------
         Net sales                                                                41,113         100.0

         Cost of sales                             *2 (g)(h), 8                   22,959          55.8
                                                                              -------------
              Gross profit                                                        18,154          44.2

         Research and development expenses         *2 (g)(h), 8                   11,586          28.2

         Selling, general and administrative      *2 (g)(h)(j), 8                 13,523          32.9
         expenses
                                                                              -------------
              Operating income (loss)                                             (6,955)        (16.9)

         Other income (expense):

           Interest and dividends income                             228

           Interest expense                                         (247)

           Minority interests                                        (41)

           Equity in earnings (losses) of affiliates                   9

           Other                                                     346             295           0.7
                                                               ----------------------------
              Interim income (loss) before income                                 (6,660)        (16.2)
              taxes

         Income taxes                                                             (2,891)         (7.0)
                                                                              -------------
              Interim net income (loss)                                           (3,769)         (9.2)
                                                                              -------------
      ---------------------------------------------------------------------------------------------------


                                                                                                 (In yen)
      ---------------------------------------------------------------------------------------------------
                                                                            FY2002 interim

                                                                        (April 1, 2002 through
                                                                          September 30, 2002)
      ---------------------------------------------------------------------------------------------------
                                                      Notes                     Amount
      ---------------------------------------------------------------------------------------------------
         Interim net income (loss) per share:          *12

            Basic                                                                (38.21)

            Diluted                                                              (38.21)
      ---------------------------------------------------------------------------------------------------

 (All financial information for FY2002 interim was prepared in accordance with
          U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)


      (iii) Interim Consolidated Statement of Stockholders' Equity       (In millions of yen)

     ----------------------------------------------------------------------------------------
                                                                      FY2002 interim

                                                                  (April 1, 2002 through
                                                                    September 30, 2002)
     ----------------------------------------------------------------------------------------
                                                      Notes               Amount
     ----------------------------------------------------------------------------------------
       Common stock:
           Balance at beginning of period                                   32,363
                                                                 ----------------------------
           Balance at end of period                                         32,363
                                                                 ----------------------------
       Capital surplus:

           Balance at beginning of period                                   32,973
                                                                 ----------------------------
           Balance at end of period                                         32,973
                                                                 ----------------------------
       Retained earnings:

           Balance at beginning of period                                  178,998

           Interim net income (loss)                                        (3,769)

           Cash dividends,(Y)20 per share                                   (1,492)
                                                                 ----------------------------
           Balance at end of period                                        173,737
                                                                 ----------------------------
       Accumulated other comprehensive income (loss):   *4, 10

           Balance at beginning of period                                   (1,184)

           Other comprehensive income (loss), net of tax                    (2,714)
                                                                 ----------------------------
           Balance at end of period                                         (3,898)
                                                                 ----------------------------

       Treasury stock:

           Balance at beginning of period                                   (2,434)

           Treasury stock purchased                                        (10,681)
                                                                 ----------------------------
           Balance at end of period                                        (13,115)
                                                                 ----------------------------
       Total stockholders' equity                                          222,060
     ----------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------
       Disclosure of comprehensive income (loss):
           Interim net income (loss)                                        (3,769)

           Other comprehensive income (loss), net        *10                (2,714)
             of tax
                                                                 ----------------------------
           Total interim comprehensive income (loss)                        (6,483)
     ----------------------------------------------------------------------------------------

 (All financial information for FY2002 interim was prepared in accordance with
          U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)


      (iv) Interim Consolidated Statement of Cash Flows                     (In millions of yen)

     -------------------------------------------------------------------------------------------
                                                                             FY2002 Interim

                                                                         (April 1, 2002 through
                                                                           September 30, 2002)
     -------------------------------------------------------------------------------------------
                                                                Notes            Amount
     -------------------------------------------------------------------------------------------
       Cash flows from operating activities:

         Interim net income (loss)                                               (3,769)

         Adjustments to reconcile net income (loss) to net cash provided by operating activities:

              Depreciation and amortization                                       5,582

              Provision for doubtful accounts                                       (57)

              Loss (gain) on sale of non-marketable                                   6
              securities, net

              Equity in losses (earnings) of affiliates                              (9)

              Loss (gain) on sale of property, plant and                              4
              equipment

              Deferred income taxes (increase)                                   (3,818)

              Decrease (increase) in trade accounts receivable                   (1,272)

              Decrease (increase) in inventories                                  5,928

              Increase (decrease) in trade accounts payable                       4,022

              Increase (decrease) in income taxes payable                           628

              Increase (decrease) in accrued expenses and                        (5,623)
              bonus

              Increase (decrease) in accrued warranty expenses                   (1,058)

              Other                                                               1,341
                                                                          ----------------------
                  Net cash provided by operating activities                       1,905
                                                                          ----------------------
       Cash flows from investing activities:

         Proceeds from sale of non-marketable securities                              2

         Proceeds from sale of property, plant and equipment                         83

         Purchases of software                                                     (383)

         Capital expenditures                                                    (4,276)

         Other                                                                     (620)
                                                                          ----------------------
                  Net cash used in investing activities                          (5,194)
                                                                          ----------------------
       Cash flows from financing activities:

         Principal payments on long-term debt                                       (21)

         Principal payments on obligations under capital                           (152)
         leases

         Payments to acquire treasury stock                                     (10,681)

         Dividends paid                                                          (1,492)
                                                                          ----------------------
                  Net cash used in financing activities                         (12,346)
                                                                          ----------------------
       Net effect of exchange rate changes on cash and cash                        (817)
       equivalents
                                                                          ----------------------
       Net change in cash and cash equivalents                                  (16,452)

       Cash and cash equivalents at beginning of period                         105,932
                                                                          ----------------------
       Cash and cash equivalents at end of period                                89,480
     -------------------------------------------------------------------------------------------

 (All financial information for FY2002 interim was prepared in accordance with
          U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)


                                                                            (In millions of yen)
     -------------------------------------------------------------------------------------------
                                                                             FY2002 Interim

                                                                         (April 1, 2002 through
                                                                           September 30, 2002)
     -------------------------------------------------------------------------------------------
                                                                Notes            Amount
     -------------------------------------------------------------------------------------------
       Supplemental Data

         Cash paid during the interim period for:

            Income taxes                                                         (118)

            Interests                                                             239
     -----------------------------------------------------------------------------------------------

           (All financial information for FY2002 interim was prepared in accordance with U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)

Notes to Consolidated Financial Statement

Note 1. Accounting principles, procedures and the presentation of interim consolidated financial statements

     (a) Terminology, form and method of preparation of the interim consolidated financial statements

         Advantest prepares these interim consolidated financial statements in accordance with the accounting principles, procedures, terminology, form and mode of preparation in the U.S. required in connection with the issuance of American Depository Shares (ARB, APB, SFAS, etc.).

     (b) The preparation of interim consolidated financial statements and registration with the U.S. Securities and Exchange Commission

         Advantest Corporation began listing on the New York Stock Exchange on September 17, 2001 (local time) through the issuance of American Depository Shares, and is registered with the U.S. Securities and Exchange Commission on Form 20-F (equivalent to the Annual Securities Report in Japan) for FY2001 and FY2002. In connection with the registration on Form 20-F, Advantest prepared consolidated financial statements for the fiscal years 2000, 2001 and 2002 in accordance with U.S. GAAP.

     (c) Scope of consolidation and application of the equity method


          ----------------------------------------------------------------------------------------------------
                                              FY2002 Interim            FY2001
                                           (As of September 30,    (As of March 31,
                                                   2002)                 2002)          Increase (decrease)
          ----------------------------------------------------------------------------------------------------
                     Domestic                        22                   23                       (1)
                     --------------------- ---------------------- -------------------- -----------------------
                     Overseas                        19                   18                        1
                     --------------------- ---------------------- -------------------- -----------------------
          Consolidated subsidiaries                  41                   41                        0
          -------------------------------- ---------------------- -------------------- -----------------------
          Equity method affiliates                    1                    1                        0
          -------------------------------- ---------------------- -------------------- -----------------------
          Total                                      42                   42                        0
          -------------------------------- ---------------------- -------------------- -----------------------

         Changes in consolidated subsidiaries:

          Newly included (1):       Advantest America Measuring Solutions, Inc.
          Excluded (1):             Advantest Business Corporation


     (d) Significant differences from the preparation of financial statements under Japanese GAAP

         Of the accounting principles, procedures and mode of presentation adopted by Advantest Corporation and its consolidated subsidiaries (collectively "Advantest"), the followings are the significant differences from the preparation of financial statements using the accounting principles, procedure and mode of presentation under Japanese GAAP:

         (i) Scope of consolidation and application of the equity method

              The scope of consolidation and application of the equity method is determined based on percentage of voting rights. There was no difference than if the scope were determined using the control criteria or influence criteria.

         (ii) Appropriation of earnings

              Earnings appropriated for officers' bonuses are accounted for under selling, general and administrative expenses.

         (iii) Accounting for lease transactions

              Regarding significant lease transactions, plant, property and equipment and capital lease obligations are recognized if the lease is considered a capital lease under SFAS No. 13, "Accounting for Leases".

         (iv) Allowance for compensated absences

              In accordance with SFAS No. 43, "Accounting for Compensated Absences", an allowance is provided for the right of employees to receive compensated absences in the future.

           (All financial information for FY2002 interim was prepared in accordance with U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)

         (v)  Accrued pension and severance cost

              Accrued pension and severance cost is accounted for based on SFAS No. 87, "Employers' Accounting for Pensions". The transitional difference on adoption of this standard was retroactively recognized from the effective date of SFAS No. 87 and amortized over 15 years.

         (vi) Goodwill

              In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill is no longer amortized, but instead is tested for impairment before impairment is recognized.



Note 2.  Significant Accounting Policies

     (a)  Description of business

         Advantest is engaged in the design, manufacture, and sale of automated test equipment for semiconductors. Advantest has a diverse product line that meets the needs of semiconductor manufacturers, as well as assembly and test services companies worldwide, for sophisticated systems that test the operation and performance of different types of semiconductors. Advantest equips its automated test equipment with sophisticated, yet easy-to-use, operating systems and testing software. Advantest supports its products and customers through a worldwide customer service network staffed by trained technical and maintenance personnel.

         Advantest also designs, manufactures, and sells standard and customized measuring instruments that are used by the communications, electric equipment and systems industries. These instruments are used by Advantest's customers to improve time-to-market, lower costs of manufacturing and improve the quality of their products.

         The Company was incorporated on December 2, 1954 under the name of Takeda Riken Industry Co., Ltd. as a limited liability, joint-stock company in Japan under the Commercial Code of Japan. Takeda Riken Industry Co., Ltd. changed its legal name to Advantest Corporation in 1985.

     (b)  Cash Equivalents

         Cash equivalents consist of overnight deposits and certificates of deposit with an initial term of less than three months. For purposes of the statements of cash flows, Advantest considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

     (c)  Inventories

         Inventories are stated at the lower of cost or market. Cost is determined using the average method.

     (d)  Investments in Affiliated Companies

         Investments in affiliated companies owned 20% to 50%, where Advantest exercises significant influence, are accounted for on the equity method.

     (e)  Investment Securities

         Investment securities at September 30, 2002 consist of equity securities. Advantest classifies its equity securities in one of two categories: trading or available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. All equity securities not included in trading are classified as available-for-sale.

         Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income
         (loss) until realized. Realized gains and losses from sale of available-for-sale securities are determined on a specific-identification basis.

         A decline in the fair value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when earned.

         As of September 30, 2002, all equity securities held by Advantest are classified as available-for-sale.

           (All financial information for FY2002 interim was prepared in accordance with U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)


     (f)  Derivative Financial Instruments

         Derivative financial instruments are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133". SFAS No. 133, as amended, standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under SFAS No. 133, as amended, entities are required to carry all derivative instruments in the consolidated balance sheets at fair value. The accounting for changes in the fair value (that is, gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (loss) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss are reported in earnings immediately. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

         Advantest regularly enters into foreign exchange forward contracts to manage currency exposure, resulting from changes in foreign currency exchange rates, on trade accounts receivable. However, these contracts do not qualify for hedge accounting since they do not meet the hedging criteria contained in SFAS No. 133.

         Foreign exchange forward contracts generally have maturities of less than two months. These contracts are used to reduce Advantest's risk associated with exchange rate movements, as gains and losses on these contracts are intended to offset exchange losses and gains on underlying exposures. Changes in fair value of foreign exchange forward contracts are recognized in earnings under the caption of other income (expense).

         Advantest does not, as a matter of policy, enter into derivative transactions for the purpose of currency speculation.

     (g)  Property, Plant and Equipment

         Property, plant and equipment is stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments.

         Depreciation is computed principally using the declining-balance method except for buildings and machinery and equipment under capital leases for the Company and its domestic subsidiaries and the straight-line method over estimated useful lives of the assets for foreign subsidiaries. Buildings are principally depreciated using the straight-line method over their estimated useful lives. Depreciation for machinery and equipment under capital leases is computed using the straight-line method over the lease term. The depreciation period ranges from 3 years to 50 years for buildings, 2 years to 10 years for machinery and equipment, and 2 years to 20 years for furniture and fixtures.

         Depreciation expense was (Y)4,344 million during this interim period.

     (h)  Intangible Assets and Other Assets

         Intangible assets principally consist of licenses, goodwill and computer software for internal-use, including computer software under capital leases. Other assets consist of investments, security deposits and prepaid expenses, of which no one individual item was material to the consolidated financial statements of Advantest.

         Certain costs incurred to purchase or develop software for internal-use during the application development stage are capitalized. With respect to internal-use software costs, Advantest expenses costs incurred during the preliminary project stage which includes costs for making strategic decisions about the project, determining performance and system requirements, and vendor demonstration costs. Advantest also expenses costs incurred for internal-use software in the post-implementation stage such as training and maintenance costs. Costs incurred to establish the technological feasibility of software products to be sold as part of the automated test equipment are recorded as research and development costs in the consolidated statements of income. Costs incurred subsequent to establishing technological

           (All financial information for FY2002 interim was prepared in accordance with U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)


         feasibility with respect to such software have also been expensed by Advantest as such costs have been insignificant.

         The cost of software is amortized straight-line over the estimated useful life, which is generally five years. The cost of computer software under capital leases is amortized straight-line over the lease term. Amortization expense was (Y)1,179 million during this interim period.

         In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 required the use of the purchase method of accounting for business combinations and established certain criteria for the recognition of intangible assets separately from goodwill. Under SFAS No. 142 goodwill in no longer amortized, but instead is tested for impairment at least annually. Intangible assets are amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Any recognized intangible assets determined to have an indefinite useful life will not be amortized, but instead is tested for impairment until its life is determined to be no longer indefinite.

         SFAS No. 141 requires Advantest to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform to the new separation requirements at the date of adoption. Upon adoption of SFAS No. 142, Advantest is required to reassess the useful lives and residual values of all intangible assets and make any necessary amortization period adjustments by June 30, 2002. In connection with the transitional impairment evaluation, SFAS No. 142 will require Advantest to perform an assessment of whether there is an indication that goodwill is impaired as of April 1, 2002. To accomplish this, Advantest must (1) identify its reporting units,
         (2) determine the carrying amount of each reporting units by assigning the assets and liabilities, including the existing goodwill and intangible assets to those reporting units, and (3) determine the fair value of each reporting unit. Advantest has completed the first step of this transitional assessment by September 30, 2002. In the event that the carrying amount of such reporting unit exceeded fair value, Advantest would be required to proceed to the second step to measure the implied fair value of goodwill. However, no material impairment of goodwill was detected at the first step. Advantest does not expect the adoption of SFAS No. 141 and No. 142 to have a material impact on its consolidated financial statements.

     (i)  Revenue Recognition

         Automated test equipment
         ------------------------

         Revenue from sales of automated test equipment which require installation work is recognized when the related installation work is completed and the equipment is accepted by the customer. Revenue from sales of parts for automated test equipment such as backup boards, which do not require installation work by Advantest, is recognized upon shipment if the terms of the sale are free on board ("FOB") shipping point or upon delivery if the terms are FOB destination.

         Measuring instruments
         ---------------------

         Revenue from sales of measuring instruments which do not require installation work by Advantest is recognized upon shipment if the terms of the sale are FOB shipping point and upon delivery if the terms are FOB destination. Revenue from sales of measuring instruments which require installation work is recognized when the related installation work is completed and the instrument is accepted by the customer. Advantest utilizes distributors to market certain of its measuring instruments which do not require installation work. Advantest recognizes revenues from sales of measuring instruments to distributors upon shipment or delivery of instruments to the distributors.

         Service fee
         -----------

         Revenue from fixed-price, long-term service contracts is recognized on the straight-line basis over the contract term.

         Operating lease
         ---------------

         Revenue from operating leases is recognized mainly on the straight-line basis over the lease term.

     (j)  Shipping and Handling Costs

         Shipping and handling costs totaled (Y)398 million during this interim period, and are included in selling, general and administrative expenses in the consolidated statements of income.

           (All financial information for FY2002 interim was prepared in accordance with U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)


     (k)  Accrued Warranty Expenses

         Advantest's products are generally subject to warranty, and Advantest provides an allowance for such estimated costs when product revenue is recognized. To prepare for future repairs during warranty periods, estimated repair expenses over the warranty period are accrued based on the historical ratio of actual repair expenses to corresponding sales.

     (l)  Research and Development

         Research and development costs are expensed as incurred.

     (m)  Income Taxes

         Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (n)  Stock-Based Compensation

         Advantest applies the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its stock-based compensation plans. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

     (o)  Accrued Pension and Severance Cost

         The Company and certain of its subsidiaries have retirement and severance defined benefit plans covering substantially all of their employees. The benefits are based on years of service and the employee's compensation and vest after one year of service. Prior service cost that results from amendments to the plan is amortized over the average remaining service period of the employees expected to receive benefits. Unrecognized net gain and loss is amortized over the average remaining service life of employees expected to receive benefits.

     (p)  Use of Estimates

         Management of Advantest has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

     (q)  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed
          Of

         Advantest accounts for long-lived assets in accordance with the provisions of SFAS No. 144. SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     (r)  Interim net Income (Loss) per Share

         Interim basic net income (loss) per share is calculated by dividing interim net income (loss) by the weighted average number of shares outstanding during the interim period. Interim diluted net income per share is calculated by dividing interim net income by the sum of the weighted average number of shares plus additional shares that would have been outstanding if potential dilutive shares had been issued for granted stock options and warrants.

     (s)  Segment Information

         Advantest discloses information regarding segments in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for

           (All financial information for FY2002 interim was prepared in accordance with U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)

         reporting of financial information about operating segments in annual financial statements. In addition, Advantest also discloses geographic segment information regarding the net sales and operating income (loss) of the company and its subsidiaries in consideration of the disclosure requirements under the Securities Exchange Law of Japan.

     (t)  Translation of Foreign Financial Statements

         Foreign currency financial statements have been translated in accordance with SFAS No. 52, "Foreign Currency Translation". Under SFAS No. 52, the balance sheet accounts of non-Japanese subsidiaries, which are denominated in currencies other than the Japanese yen, are translated at rates of exchange prevailing at end of period. Revenue and expense accounts are translated at average rates of exchange in effect during the period. Resulting translation adjustments are included as a separate component of other comprehensive income (loss).

     (u)  Foreign Currency Transactions

         Assets and liabilities denominated in foreign currencies are translated at the applicable current rates on the balance sheet date. All revenue and expenses associated with foreign currencies are converted at the rates of exchange prevailing when such transactions occur. The resulting exchange gains or losses are reflected in other income (expense) in the accompanying consolidated statements of income.

     (v)  New Accounting Standards

         In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived assets, except for certain obligations of lessees. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. Advantest is required to adopt the provisions of SFAS No. 143 on April 1, 2003. Currently, the effect on Advantest's consolidated financial statements of adopting SFAS No. 143 has not been determined.

         In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring". The principal difference between SFAS No. 146 and EITF Issue 94-3 relates to the recognition of liability for costs associated with an exit or disposal activity. SFAS No. 146 requires a liability be recognized only when its falls within the definition of liability under the basic principles of the FASB. In addition, SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured at fair value. Advantest is required to adopt the provisions of SFAS No. 146 for exit or disposal activities initiated after January 1, 2003. Currently, the effect on Advantest's consolidated financial statements of adopting SFAS No. 146 has not been determined.

 Note 3. Property, Plant and Equipment

         Property, plant and equipment is composed of the following:

                                                                   Yen
                                                               (Millions)
                                                           ------------------
                                                           September 30, 2002
                                                           ------------------
           Land                                                     18,480
           Buildings                                                50,882
           Machinery and equipment                                  25,757
           Furniture and fixtures                                   27,308
           Construction in progress                                  1,097
                                                          --------------------
                                                                   123,524
           Less accumulated depreciation                           (65,774)
                                                          --------------------
                                                                    57,750
                                                          --------------------
Note 4.  Investment Securities

           (All financial information for FY2002 interim was prepared in accordance with U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)


         Marketable securities consist of equity securities with an aggregate fair value of (Y)1,939 million, gross unrealized gains, which are determined based on the specific-identification method, of (Y)298 million, gross unrealized losses of (Y)265 million, and acquisition cost of (Y)1,906 million as of September 30, 2002. Gross realized losses were (Y)148 million for the interim period.

         Advantest maintains long-term investment securities, included in marketable securities and other investments, issued by nonpublic companies, which are recorded at cost. In addition, the fair values of such securities were not readily determinable.

Note 5.  Derivative Financial Instruments

         Derivative financial instruments are utilized by Advantest primarily to reduce foreign currency exchange risk. Advantest does not hold or issue financial instruments for trading purposes. Advantest generally does not require or place collateral for these financial instruments.

         Derivative financial instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Advantest minimizes risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Advantest does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default on its obligations.

         At September 30, 2002, Advantest had foreign exchange forward contracts to receive Japanese yen for U.S. dollars. The notional amounts of these contracts were (Y)714 million at September 30, 2002. The fair values of these contracts at September 30, 2002 are shown in note 6 to the consolidated financial statements. These contracts do not qualify for hedge accounting since they do not meet the hedging criteria contained in SFAS No. 133. Changes in the fair values are recognized in earnings under the caption of other income (expense).

Note 6.  Fair Value of Financial Instruments

         The following table presents the carrying amounts and estimated fair values of Advantest's financial instruments at September 30, 2002. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.


                                                             Yen (Millions)
                                                             --------------
                                                           September 30, 2002
                                                           ------------------
                                                         Carrying          Fair
                                                          Amount           Value
                                                          ------           -----
           Financial assets:
              Investment securities for which it is:
                 Practicable to estimate fair value        1,939          1,939
                 Not practicable to estimate
                    fair value                             5,347          5,347
           Financial liabilities:
              Foreign exchange forward contracts              20             20
              Long-term debt including current            26,890         27,532
                    installments

         The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

         Cash and cash equivalents, trade accounts receivable, other current assets, trade accounts payable, and accrued expenses (nonderivatives):
         The carrying amounts approximate fair value because of the short maturity of these instruments.

         Investment securities: The fair values of equity investments are based on quoted market prices at the reporting date for those investments. It was not practicable to estimate the fair value of nonpublic companies; those investments are carried at their original cost.

           (All financial information for FY2002 interim was prepared in accordance with U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)


         Long-term debt: The fair value of Advantest's long-term debt is estimated by discounting the future cash flows of each instrument at rates currently offered to Advantest for similar debt instruments of comparable maturities by financial institutions.

Note 7.  Leases - Lessor

         Advantest provides leases that enable its customers to acquire automated test equipment. All leases are classified as operating leases. Lease terms range from 1 year to 5 years, and certain of the lease agreements are cancelable. The gross amount of machinery and equipment and the related accumulated depreciation on operating leases as of September 30, 2002 were as follows:

                                                                   Yen
                                                               (Millions)
                                                           ------------------
                                                           September 30, 2002
                                                           ------------------
           Machinery and equipment                                   6,851
           Less accumulated depreciation                            (2,370)
                                                           ------------------
                                                                     4,481
                                                           ------------------

         Future minimum rental income from equipment on noncancelable operating leases as of September 30, 2002 is as follows:


                                                           Yen
                 1 year ending September 30,            (Millions)
                 ---------------------------            ----------
            2003                                            1,120
            2004                                              415
            2005                                               79
            2006                                                6
            2007                                                1

           Total future minimum rental income               1,621

 Note 8. Leases - Lessee

         Advantest has several noncancelable operating leases, primarily for computer and office equipment that expire over the next 6 years. Rent expense, including rental payments for cancelable leases, for the interim period was (Y)790 million.

         Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of September 30, 2002 are as follows:

                                                           Yen
                 1 year ending September 30,            (Millions)
                 ---------------------------            ----------
            2003                                              387
            2004                                              305
            2005                                              281
            2006                                              251
            2007                                              243
            Later years                                        54
                                                        ----------
           Total minimum lease payments                     1,521
                                                        ----------

Note 9.  Assets Pledged as Collateral and Secured Liabilities

         As of September 30, 2002, property, plant and equipment in the carrying amount of (Y)421 million was pledged as collateral for certain debt obligations in the amount of (Y)60 million.

           (All financial information for FY2002 interim was prepared in accordance with U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)


Note 10. Other Comprehensive Income (Loss)

         The accumulated balances for each classification of other comprehensive income (loss) are as follows:


                                                                         Yen (Millions)
                                                      ---------------------------------------------------
                                                         Foreign                             Accumulated
                                                         currency        Net unrealized          other
                                                       translation          gains on         comprehensive
                                                       adjustments         securities        income (loss)
                                                       -----------         ----------        -------------

         Balance at March 31, 2002                         (1,196)                12              (1,184)

         Change during the interim period                  (2,667)              (109)             (2,786)
         Reclassification adjustments for
           realized portion                                     -                 72                  72
                                                       -----------      -------------          -----------
                                                           (2,677)               (37)             (2,714)
                                                       -----------      -------------          -----------
         Balance at September 30, 2002                     (3,873)               (25)             (3,898)
                                                       -----------      -------------          -----------

         The related tax effects allocated to each component of other comprehensive income (loss) are as follows:


                                                                          Yen (Millions)
                                                            ----------------------------------------------
                                                            Before-tax      Tax (expense)      Net-of-tax
                                                              amount          of benefit         amount
                                                            -----------     -------------      -----------
         FY2002 Interim:
         Foreign currency translation adjustments               (2,677)               -             (2,677)
         Net unrealized gains on securities
             Net unrealized gains arising during the
               interim period                                     (179)              70               (109)
             Less reclassification adjustments for net
               gains realized in earnings                          123              (51)                72
                                                            -----------     -------------      -----------
             Net unrealized gains                                  (56)              19                (37)
                                                            -----------     -------------      -----------
         Other comprehensive income (loss)                      (2,733)              19             (2,714)
                                                            -----------     -------------      -----------


           (All financial information for FY2002 interim was prepared in accordance with U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)


Note 11. Segment Information

         (Operating Segment Information)

         In accordance with SFAS No. 131, Advantest has two operating and reportable segments, which are the design, manufacturing, and marketing of automated test equipment and measuring instruments. These operating segments are determined based on the nature of the products and the markets. Automated test equipment is used to confirm that a semiconductor functions properly during the semiconductor manufacturing process at sites of manufactures of semiconductor or test houses. Automated test equipment consists of semiconductor test systems, test handlers or probers, semiconductor device interfaces and software. Test handlers or probers, semiconductor device interfaces and software are always with or incorporated in automated test equipment. Measuring instruments are used primarily by manufacturers of equipment and components and service providers of the fiber optic communications industry, the wireless communications industry and the electronics industry. Fundamental research and development activities and headquarters functions are represented by Corporate.

                                                                          Yen (Millions)
                                                  ----------------------------------------------------------
                                                   Automated test     Measuring
                                                      equipment      instruments    Corporate        Total
                                                  -----------------------------------------------------------
       FY2002 Interim
       Net sales to unaffiliated customers                35,124          5,989                -     41,113
       Operating income (loss)                              (256)        (3,075)          (3,624)    (6,955)


         (Notes) 1. Operating segments are organized by functional category of products

                 2. Main products of each segment:

           ---------------------------------------------------------------------
                Operating segment                 Main products
           ---------------------------------------------------------------------
                  Automated test             SoC test systems, DFT test systems,
                   equipment                 memory test systems, flash memory
                                             test systems, RFIC test systems,
                                             image sensor test systems, LCD
                                             driver test systems, dynamic test
                                             handlers, device interface units,
                                             electronic beam lithography
                                             equipment.
           ---------------------------------------------------------------------
                                             Digital multimeters, digital
                                             thermometers, voltage/current
                                             generators, electrometers, spectrum
                                             analyzers, network analyzers,
                                             signal generators, wireless
                                             equipment testers, power meters,
                 Measuring                   EMC testers, optical power meters,
                instruments                  optical spectrum analyzers,
                                             coherent OTDR, optical wavelength
                                             meters, laser diode test systems,
                                             optical network analyzers, optical
                                             chirp test sets, polarization
                                             scramblers, error rate test
                                             systems, audio/video testers,
                                             measuring instrument peripherals.
           ---------------------------------------------------------------------

                 3. Adjustments to operating income (loss) in Corporate
                    principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

           (All financial information for FY2002 interim was prepared in accordance with U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)

(Geographic Segment Information)

Net sales to unaffiliated customers for the interim period is as follows:

                                                                     Yen
                                                                  (Millions)
                                                               --------------
                                                               FY2002 interim
                                                               --------------
           Japan                                                    17,485
           North America                                             4,045
           Europe                                                    3,870
           Asia                                                     15,713
                                                               --------------
                    Total                                           41,113
                                                               --------------
(Notes) 1. Net sales from unaffiliated customers are based on customer's location.

        2. Each of the segments include primarily the following countries or regions:

                (1) North America.........U.S., Canada

                (2) Europe................Germany, France, Ireland, etc.

                (3) Asia..................South Korea, Taiwan, Singapore, etc.


The following table sets forth the net sales and operating income in FY2002 interim, classified by location of office from which product was shipped. This information is provided as supplement information in addition to the requirements of SFAS No. 131 in consideration of the disclosure requirements under the Securities Exchange Law of Japan.

                                                                                                (In millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                                                  FY2002 interim
                                                     (April 1, 2002 through September 30, 2002)
                                -------------------------------------------------------------------------------------
                                 Japan      North        Europe       Asia        Total    Elimination
                                            America                                            and       Consolidated
                                                                                            corporate
---------------------------------------------------------------------------------------------------------------------
  Net sales
  (1)Sales to unaffiliated       23,669       6,501       4,473       6,470       41,113           -      41,113
     customers
  (2)Inter-segment               11,177       1,305         203       1,363       14,048     (14,048)          -
---------------------------------------------------------------------------------------------------------------------
            Total                34,846       7,806       4,676       7,833       55,161     (14,048)     41,113
---------------------------------------------------------------------------------------------------------------------
  Operating expenses             39,890       8,206       4,456       6,818       59,370     (11,302)     48,068
---------------------------------------------------------------------------------------------------------------------
     Operating income (loss)     (5,044)       (400)        220       1,015       (4,209)     (2,746)     (6,955)
---------------------------------------------------------------------------------------------------------------------


(Notes) 1. Geographical segments are organized by physical proximity of countries or regions.

        2. Each of the geographical segments includes primarily the following countries or regions:

                (1) North America.........U.S.

                (2) Europe................Germany, France, etc.

                (3) Asia..................South Korea, Taiwan, Singapore, etc.

        3. General corporate operating expenses included under "Elimination and corporate" were (Y)3,683 million in FY2002 interim. They consist primarily of expenses for basic research and costs of the administrative operations of the headquarters.

           (All financial information for FY2002 interim was prepared in accordance with U.S. GAAP; however, financial information for FY2001 interim and FY2002 was prepared in accordance with Japanese GAAP.)


Note 12. Interim Basic and Diluted Net Income (Loss) per Share

         The following table sets forth the computation of interim basic and diluted net income (loss) per share as of September 30, 2002:

                                                              FY2002 interim
                                                              --------------
           Numerator:
               Interim net income (loss)                     (Y)(3,769) million
               -------------------------                    -------------------

           Denominator:
               Basic weighted average shares                98,638,828 shares
               Dilutive effect of exercise of stock
                 options and warrants                                - shares
                                                            -------------------
               Diluted weighted average shares              98,638,828 shares
                                                            ===================

           Interim basic net income (loss) per share                (Y)(38.21)
           Interim diluted net income (loss) per share              (Y)(38.21)

(3) Other Information

         Not applicable.